FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

April 24, 2007

Item 3.	News Release

On April 24, 2007, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

On April 24, 2007, TAG announced the appointment of Dr. David Bennett as a director of the Company. The Company also announced the resignation of Jim Smith as a director.

Item 5.	Full Description of Material Change

On April 24, 2007, TAG announced the appointment of Dr. David Bennett as a director of the Company. The Company also announced the resignation of Jim Smith as a director.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 609-3350

Item 9.	Date of Report

April 24, 2007